UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No: 001-6926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

c/o Human Resources

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

REQUIRED INFORMATION:

Items 1 through 3: Not required; see Item 4 below.

Item 4. Financial Statements and Exhibits.

a)	Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015

b)	Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Bard Employees’ Savings Trust 401(k) Plan
(Name of Plan)

By:	/s/ Frank Lupisella Jr.

Frank Lupisella Jr. Vice President and Controller

Dated: June 14, 2016

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Investment Committee

Bard Employees’ Savings Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bard Employees’ Savings Trust 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 14, 2016

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments at fair value	$610,806,621	$598,205,424
Receivables:
Notes receivable from participants	8,215,189	8,336,065
Participants’ contributions	964,554	896,145
Employer’s contributions	4,757,514	3,175,519

Total receivables	13,937,257	12,407,729

Net assets available for benefits	$624,743,878	$610,613,153

See accompanying notes to financial statements.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2015	2014
Additions:
Investment income:
Interest income	$1,009,840	$975,062
Dividend income	14,478,395	12,236,095
Net appreciation in fair value of investments	996,897	47,829,822

Total investment income	16,485,132	61,040,979

Interest income on notes receivable from participants	335,688	323,004

Contributions:
Employer, net of forfeitures	15,888,594	13,942,599
Asset transfers due to C. R. Bard, Inc. acquisitions	—	4,531,731
Participant	31,211,291	29,032,114

Total contributions	47,099,885	47,506,444

Total additions	63,920,705	108,870,427

Deductions:
Benefits and withdrawals paid to participants	49,789,980	45,286,730

Net increase in assets available for benefits	14,130,725	63,583,697

Net assets available for benefits:
Beginning of year	610,613,153	547,029,456

End of year	$624,743,878	$610,613,153

See accompanying notes to financial statements.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(1) Plan Description

The following brief description of the Bard Employees’ Savings Trust 401(k) Plan (the “Plan”) is provided for general information purposes. Participants of the Plan should refer to the plan document for more detailed and complete information.

(a)	Background

The Plan is a defined contribution plan for which contributions are made by C. R. Bard, Inc. (the “Company”) and Plan participants. All domestic employees of the Company not covered by a collective bargaining agreement who have either been scheduled for 1,000 hours of service or completed 12 consecutive months of service during which they performed at least 1,000 hours of service are eligible to participate in the Plan. The Company matching contributions associated with the Bard Common Stock Fund are designated as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Bard Common Stock Fund invests primarily in qualifying employer securities.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation.

(b)	Contributions

The Plan allows all participants to elect to make tax-deferred contributions through payroll deductions between 1% and 50% of their compensation, subject to the annual Code section 402(g) limit ($18,000 in 2015 and $17,500 in 2014). In addition, total annual contributions to participants’ accounts and the amount of compensation that can be included for Plan purposes are subject to annual limitations under the Code. Compensation eligible for contributions to the Plan includes base pay, overtime and commissions. The Company matches 100% of participants’ first 3% of compensation contributed to the Plan and 50% of the next 1% of compensation contributed to the Plan.

The Plan allows for an additional annual retirement contribution for new hires beginning January 1, 2011, or later. These employees are not eligible to participate in the Employees’ Retirement Plan of C. R. Bard, Inc., the Company’s defined benefit plan, but are eligible for the annual retirement contribution under the Plan after completing one year of service with the Company. The annual retirement contribution under the Plan consists of a lump sum payment made by the Company to participants’ accounts following the end of each plan year and is calculated as a percentage of compensation determined by a participant’s full years of service with the Company. For purposes of determining the annual retirement contribution, compensation includes base pay, overtime, commission and bonus, subject to annual limitations under the Code. Participants hired prior to January 1, 2011 do not receive this contribution but will continue to participate in the Company’s defined benefit plan.

All employee contributions are fully vested and nonforfeitable. Participants may transfer or redirect their contributions each day that the New York Stock Exchange is open for business. The Plan allows participants to separately direct the investment of the Company contributions. If no separate direction is made, Company contributions are invested in the same manner as a participant’s pre-tax elections, until such time as a participant directs them to be invested differently.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

The Company may elect, at its discretion, to make additional matching contributions. However, matching contributions (when aggregated with elective deferral contributions) are not to exceed the maximum tax deductible amount, in accordance with current federal tax regulations. The Plan includes the Vanguard Target Retirement Funds as qualified default investment alternatives in order to comply with ERISA Section 404(c), as amended by the Pension Protection Act of 2006. As of December 31, 2015, participants may direct their contributions to be invested in any of the following investment funds:

Vanguard LifeStrategy Growth Fund – Seeks to provide capital appreciation and some current income by investing in four Vanguard funds: a domestic stock fund; an international stock fund; a domestic bond fund; and an international bond fund. The fund’s asset allocation is expected to be approximately 80% stocks and 20% bonds.

Vanguard LifeStrategy Moderate Growth Fund – Seeks to provide capital appreciation and a low to moderate level of current income by investing in four Vanguard funds: a domestic stock fund; an international stock fund; a domestic bond fund; and an international bond fund. The fund’s asset allocation is expected to be approximately 60% stocks and 40% bonds.

Vanguard LifeStrategy Conservative Growth Fund – Seeks to provide current income and low-to-moderate capital appreciation by investing in four Vanguard funds: a domestic bond fund; an international bond fund; a domestic stock fund; and an international stock fund. The fund’s asset allocation is expected to be approximately 40% stocks and 60% bonds.

Vanguard Mid-Cap Index Fund – Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the CRSP US Mid Cap Index, a broadly diversified index of medium-sized U.S. companies.

Vanguard Prime Money Market Fund – Seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper and other money market securities.

Vanguard PRIMECAP Fund – Seeks to provide long-term capital appreciation. The fund invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The fund’s portfolio consists predominantly of mid- and large-capitalization stocks.

Vanguard Small-Cap Index Fund – Seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of smaller U.S. companies.

Vanguard Total Bond Market Index Fund – Seeks to track the performance of a broad, market-weighted bond index. The fund employs an indexing investment approach designed to track the performance of the Barclays U.S. Aggregate Float Adjusted Bond Index, which measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States.

Vanguard Wellington Fund – Seeks to provide long-term capital appreciation and moderate current income. The fund invests 60% to 70% of its assets in dividend-paying, and, to a lesser extent, non-dividend-paying common stocks of established large companies. The remaining 30% to 40% of fund assets are invested mainly in investment-grade corporate bonds, with some exposure to U.S. Treasury and government agency bonds, as well as mortgage-backed securities.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

Vanguard Retirement Savings Trust IV Fund – Seeks to provide current and stable income, while maintaining a stable share value of $1. The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks.

Vanguard International Growth Fund –Seeks to provide long-term capital appreciation. The fund invests predominantly in the stocks of companies located outside the United States. In selecting stocks, the fund’s advisors evaluate foreign markets around the world and choose companies with above-average growth potential.

Vanguard 500 Index Fund –Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

Vanguard Target Retirement Funds –This series of separate life-cycle funds seeks to provide capital appreciation and current income. Each fund is a multi-fund portfolio designed for a targeted retirement year. Each of the funds invests in a diversified combination of underlying Vanguard funds. Through these underlying funds, this well-diversified portfolio potentially offers exposure to small-, mid- and large-cap domestic and international stocks, as well as domestic and international bonds. The asset mix gradually and automatically becomes more conservative, reducing the proportion invested in stocks, as the fund approaches the targeted retirement year.

Bard Common Stock Fund – Seeks to provide the potential for long-term growth through increases in the value of the Company’s stock.

(c)	Vesting

All participants will vest in the Company’s matching contribution as follows:

Years of Service	% vested
Under 2	0
2 but < 3	25
3 but < 4	50
4 but < 5	75
5 or more	100

Participants hired after January 1, 2011 will vest in the Company’s annual retirement contribution as follows:

Years of Service	% vested
Under 2	0
2 but < 3	20
3 but < 4	40
4 but < 5	60
5 but < 6	80
6 or more	100

(d)	Forfeitures

In 2015 and 2014, employer contributions were reduced by $1,690,859 and $1,379,269, respectively, from forfeited nonvested employer contributions. Total assets of the Plan as of December 31, 2015 and 2014 included forfeited nonvested amounts totaling $49,160 and $283,965, respectively. These amounts are used to reduce future Company matching contributions.

(e)	Notes Receivable from Participants

Under the terms of the Plan, participants may borrow from their account balances with interest charged at the Prime Rate plus 1%, determined on January 1 of each Plan year. Interest paid by participants is credited to their respective accounts. Participants may borrow up to one-half of their vested account balance, limited to $50,000. The loan must be repaid pursuant to a fixed payment schedule not to exceed five years from the date of the loan, unless such loan is for the purchase of a primary residence, in which case the loan may be repaid within fifteen years. Notes receivable from participants are valued at amortized cost. At December 31, 2015, the interest rates on notes receivable from participants ranged from 4.25% to 9.25% with maturities ranging from 2016 to 2030.

(f)	Income Allocations

Investment income for an accounting period is allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

(g)	Distributions

Participants are entitled to receive the full amount of their vested account balance when one of the following events occurs: normal retirement; termination of service; death; or disability. In-service withdrawals are also permitted at the participant’s request after the attainment of age 59 1⁄2. Certain hardship withdrawals are also permitted. Distributions may be made in a lump sum payment, a series of installments over three to ten years, or a combination of both.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management and the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b)	Recently Adopted Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update that clarifies that indirect investment in fully benefit-responsive investment contracts through investment companies are measured at fair value. In addition, this update eliminates the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in the fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. The disclosure of information about fair value measurements shall be provided by general type of plan asset. In 2015, the Plan early adopted the provisions of this update and applied the provisions retrospectively. As a result, the presentation of the financial statements and certain disclosures has been changed to reflect the adoption of this update.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

In June 2015, the FASB issued an accounting standard update that contains amendments that will affect a wide variety of topics in the accounting standards codification. One of the amendments include a clarification that an equity security has a readily determinable fair value if it meets certain conditions, which include the fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund is readily determinable if the fair value per share is determined and published and is the basis for current transactions. In 2015, the Plan adopted this provision of this update and applied the provision retrospectively. As a result, an investment has been reclassified from Level 2 to Level 1 in the fair value hierarchy.

(c)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value.

Shares of registered investment companies and common/collective trusts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

The value of the Bard Common Stock Fund is not equal to the market value of the underlying shares of stock in the stock fund due to the cash portion of the fund and the timing of transaction postings.

Securities not traded on the year-end date are valued at the last quoted bid price of the year. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

(d)	Plan Administration

Vanguard Fiduciary Trust Company (“Vanguard”) is the appointed trustee of the Plan and administers the Plan’s assets together with the income therefrom. All expenses incurred for the Plan by the trustee and the Company may be either paid by the Company or from the assets of the Plan. Substantially all expenses of the Plan have been paid by the Company in 2015 and 2014.

(e)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(f)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan sponsor by a letter dated July 10, 2014, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

(g)	Payments of Benefits

Benefits are recorded when paid.

(h)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities including the Company’s common stock (approximately 21% of net assets available for benefits at December 31, 2015). Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. A discussion of risks and uncertainties associated with the Company’s common stock is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

(3)	Investments

At December 31, 2015 and 2014, the Plan’s assets were allocated among various investment funds and measured at fair value. Fair value is determined using assumptions that market participants would use in measuring the fair value of these funds. The fair value guidance establishes a three-level hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs used in measuring fair value.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets;

Level 2 – Observable inputs, such as quoted prices for similar assets; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets; and

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using other methodologies.

Investments measured at fair value are summarized below:

	December 31, 2015
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered Investment Companies	$431,905,337	$431,905,337	$—	$—
Bard Common Stock Fund	127,381,503	127,381,503	—	—
Common/Collective Trust	51,519,781	51,519,781	—	—

Investments at fair value	$610,806,621	$610,806,621	$—	$—

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

Notes to Financial Statements

	December 31, 2014
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered Investment Companies	$423,209,516	$423,209,516	$—	$—
Bard Common Stock Fund	121,890,983	121,890,983	—	—
Common/Collective Trust	53,104,925	53,104,925	—	—

Investments at fair value	$598,205,424	$598,205,424	$—	$—

(4)	Related-Party Transactions

Certain Plan investments are shares of registered investment companies and a collective trust managed by Vanguard. These transactions are considered party-in-interest transactions because Vanguard acts as the trustee and record keeper for the Plan.

At December 31, 2015 and 2014, the Plan had notes receivable from participants of $8,215,189 and $8,336,065, respectively. These transactions are considered party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held Bard common stock valued at $127,381,503 and $121,890,983, respectively. During the years ended December 31, 2015 and 2014, the Plan purchased Bard common stock with a fair value of $13,393,932 and $8,283,032, respectively, and sold Bard common stock with a fair value of $24,043,365 and $15,542,738, respectively. These transactions are considered party-in-interest transactions.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

BARD EMPLOYEES’ SAVINGS TRUST 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d)	(e) Current Value
*	Vanguard 500 Index Fund	Registered Investment Company	**	$78,878,047
*	Vanguard International Growth Fund	Registered Investment Company	**	26,930,200
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	**	5,633,524
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	**	12,656,429
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	**	7,847,033
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	**	28,975,222
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	53,305,661
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	10,096,607
*	Vanguard Small-Cap Index Fund	Registered Investment Company	**	23,306,113
*	Vanguard Target Retirement 2010	Registered Investment Company	**	1,089,627
*	Vanguard Target Retirement 2015	Registered Investment Company	**	5,612,677
*	Vanguard Target Retirement 2020	Registered Investment Company	**	10,516,569
*	Vanguard Target Retirement 2025	Registered Investment Company	**	16,735,465
*	Vanguard Target Retirement 2030	Registered Investment Company	**	16,267,077
*	Vanguard Target Retirement 2035	Registered Investment Company	**	17,795,961
*	Vanguard Target Retirement 2040	Registered Investment Company	**	24,991,016
*	Vanguard Target Retirement 2045	Registered Investment Company	**	25,184,287
*	Vanguard Target Retirement 2050	Registered Investment Company	**	11,502,611
*	Vanguard Target Retirement 2055	Registered Investment Company	**	1,550,659
*	Vanguard Target Retirement 2060	Registered Investment Company	**	621,078
*	Vanguard Target Retirement Income	Registered Investment Company	**	1,676,009
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	22,836,903
*	Vanguard Wellington Fund	Registered Investment Company	**	27,896,562
*	Vanguard Retirement Savings Trust IV Fund	Common/Collective Trust	**	51,519,781
*	Bard Common Stock Fund	Company Stock Fund	**	127,381,503

Total assets held for investment purposes				$610,806,621

*	Participant Loans	Interest rates ranging from 4.25% to 9.25%; maturities ranging from 2016-2030		$8,215,189

*	Party-in-Interest
**	Cost information omitted for fully-participant directed investments

See accompanying independent auditors’ report.